March 31, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:	PMC Commercial Trust — Preliminary Proxy Statement on Schedule 14A (File No. 001-13610)

Justin Dobbie

Sonia Bednarowski

Kristin Shifflett

David Humphrey

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of PMC Commercial Trust (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 27, 2014 (the “comment letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on March 14, 2014 (the “Proxy Statement”). The Company has also revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which reflects these revisions in the Proxy Statement.

For your convenience, we have retyped the text of the comment letter in italics below. The responses and information described below are based upon information provided to us by the Company.

Schedule 14A

Proposal 2, page 10

1.	We note your disclosure that, upon the approval of this proposal, there will be 511,442,867 authorized shares of the company that will not be outstanding, held in the company’s treasury or reserved for issuance (not including additional common shares that may be reserved for issuance under the plan, if shareholders approve the plan amendment). Please revise your disclosure to explain the purpose of the authorization of these securities and whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance. Please refer to Items 11(c) and (d) of Schedule 14A.

In response to the Staff’s comment, the Company has included the requested disclosure under “Proposal 2 – Approval of an Amendment to the Declaration of Trust to Increase the Authorized Shares of Beneficial Interest of the Company” in Amendment No. 1.

2.	Please revise to include the required anti-takeover disclosure or advise. Please refer to Instruction 2 to Item 19 of Schedule 14A.

In response to the Staff’s comment, the Company has included the requested disclosure under “Proposal 2 – Approval of an Amendment to the Declaration of Trust to Increase the Authorized Shares of Beneficial Interest of the Company” in Amendment No. 1.

Proposal 4, Sub-Proposals 4A through 4M, page 31

3.	We note that several items are subsumed in each of Sub-Proposal 4A through Sub-Proposal 4M. For example only, we note that Sub-Proposal 4A includes proposed changes to the company’s purpose, changes to the board of directors’ ability to change your investment policies and changes to the board of directors’ ability to terminate the company’s REIT election. Please revise, as appropriate, to separate the multiple items subsumed in each of the Sub-Proposals. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

In response to the Staff’s comment, and in accordance with Rule 14a-4(a)(3), the Company has unbundled proposals 4A, 4D and 4G in Amendment No. 1.

With regards to Sub-Proposal 4A, the Company has revised to provide 4 separate sub-proposals for the approval of changes to provisions relating to its purpose, the removal of a provision requiring major capital improvements, the removal of a provision relating to its REIT status and the removal of a provision restricting its board of directors’ ability to change its investment policies.

With regards to Sub-Proposal 4D, the Company has revised to provide 2 separate sub-proposals for the approval of the removal of the provision relating to the term of directors and the removal of the provision relating to the classes of directors.

With regards to Sub-Proposal 4G, the Company has revised to provide 2 separate sub-proposals for the approval of an additional indemnification provision and the approval of an exoneration provision.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please call me at (323) 860-4900 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ David Thompson

David Thompson, Chief Financial Officer

cc:	Andrew Kwok, Esq. (Via E-mail)